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                                  EXHIBIT 99.2

                               ITEM 7 INFORMATION


The shares are beneficially owned: directly by Pacific Media Development, Inc., indirectly by its parent corporation, JVC Entertainment, Inc., and indirectly by its parent corporation, Victor Company of Japan, Limited. Matsushita Electric Industrial Co., Ltd. owns approximately 52% of Victor Company of Japan, Limited.